UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street
Tel-Aviv 69512, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compugen Ltd.

On June 26, 2012, a quorum was not present within one hour from the designated start time for the 2012 annual general meeting of shareholders (the “Annual Meeting”) of Compugen Ltd. (“Compugen” or the “Company”), which was scheduled to take place at 10:00 a.m., local time, at the offices of the Company. In accordance with Israeli law and the Company’s Articles of Association (the “Articles”), the Chairman of the Annual Meeting adjourned the meeting to July 03, 2012 (one week after the originally scheduled date for the Annual Meeting) at 10:00 a.m., local time, at the Company’s offices located at 72 Pinchas Rosen Street, Tel-Aviv 69512.

In accordance with the provisions of the Articles, at the adjourned meeting (the “Adjourned Annual Meeting”), any two (2) shareholders of the Company who are present, in person or by proxy, shall constitute a quorum.

The agenda of the Adjourned Annual Meeting will include only those items that were lawfully to have been transacted at the Annual Meeting as originally called, which are described in the original Notice of Annual General Meeting of Shareholders, dated May 22, 2012 and accompanying Proxy Statement (collectively, the “Proxy Statement”) which the Company began mailing to its shareholders on or about June 01, 2012 and which was attached as Exhibit 99.1 to the Company’s Report on Form 6-K, furnished to the Securities and Exchange Commission on May 22, 2012 (the content of which is incorporated by reference in its entirety in this Report on Form 6-K).

Other than the date of, and the lesser quorum requirement for, the Adjourned Annual Meeting, all other rules and provisions related to the Annual Meeting, which are described in the Proxy Statement, shall apply to the Adjourned Annual Meeting, mutatis mutandis. All votes of shareholders who executed and submitted the proxy card enclosed with the Proxy Statement prior to June 26, 2012 remain valid and effective for the Adjourned Annual Meeting, unless specifically revoked by notice to the Company prior to the Adjourned Annual Meeting.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: June 27, 2012	By:	/s/ Ms. Dikla Czaczkes Axselbrad
Dikla Czaczkes Axselbrad Chief Financial Officer